Part II, Item 4(a):

BCI connects to other Trading Centers through its order router. The following Trading Centers other than LX are accessible through BCI: ~~BAML~~ BOFA Instinct X, ~~Bats Y~~Cboe BYX, Cboe BZX~~Bats X~~, NYSE Chicago ~~Stock Exchange~~, ~~Direct Edge A, Direct Edge X~~ Cboe EDGA, Cboe EDGX, IEX, IntelligentCross, JPM-X, Liquidnet H2O, NASDAQ, NASDAQ BX, NASDAQ PSX, ~~The New York Stock Exchange~~ NYSE, NYSE Arca, NYSE American ~~MKT~~, NYSE National, BIDS, Blockcross, CS CrossFinder, CODA Markets~~, DB Super X~~, Fidelity CrossStream, Instinet CBX, ~~ITG~~ Virtu Posit, LeveL, MS Pool, UBS ATS, Virtu Matchit, Citadel Connect, Jane Street JX, Two Sigma Securities, Virtu ~~Americas~~ VEQ Link, ASPEN, XTX, LTSE, MEMX, MIAX, BNP Cortex, GS Sigma X, OneChronos, Jump Trading, Hudson River Trading, Tower Research Capital ~~Flow Traders~~. Those Trading Centers, or the Broker-Dealer Operators of those Trading Centers, may also route orders to LX. They do not do so on a preferential basis and there is no obligation on either the Trading Center or BCI to route orders. LX treats each of the foregoing Trading Centers in the same manner as other ATS Subscribers.

Part II, Item 6(a):

Barclays does not have any personnel solely responsible for LX. Barclays considers Subscribers' identities, information relating to live orders, trading interests and executions in LX and post-execution information that Barclays reasonably believes contains evidence of orders and trading interests currently in LX (as well as data or analytics related to such post-execution information) to be confidential ~~subscriber~~ trading information. The foregoing notwithstanding, Barclays does not consider post-execution information typically of the type made public under reporting or regulation (e.g., information that is reported to the consolidated tape pursuant to FINRA trade reporting requirements), or information of an aggregated nature (e.g., aggregated and anonymous execution statistics of the type reported on Barclays website (as described in Part III, Item 26) and the information disclosed as described in Part II, Item 7(b) below) to be confidential ~~subscriber~~ trading information. Barclays also does not consider any post-execution information when used by its settlements, operations and middle office personnel in the ordinary course of their job functions to be confidential ~~subscriber~~ trading information. Barclays administers the ability to monitor client electronic trading flow through permission-based systems. Below is a summary of the shared personnel that service both LX and BCI or a BCI Affiliate.

ELECTRONIC TRADING DEPARTMENT. The Electronic Trading Department is responsible for the management, development and maintenance of all of Barclays' electronic trading products, including LX, the order router and algorithms. The Electronic Trading Department is part of the Barclays Equities business, but is separate and apart from the Equities Trading Desks that manage the risk books of BCI. Within the Electronic Trading Department are the Service Desk, those members of the Statistical Modeling and Development ("SMAD") group dedicated to the development of Equities products, the Electronic Product Development team ("Product Development") and dedicated Electronic Sales and Origination personnel. Each of the groups within the Electronic Trading Department have different levels of visibility of confidential trading information based on their designated role.

SERVICE DESK: Service Desk personnel are responsible for addressing customer inquiries related to their electronic order flow (including orders in LX), setting and monitoring client market access limits, implementing Subscriber elections to opt-in or opt-out of ATS functionalities, monitoring the operation of LX and potentially engaging in an emergency shutdown of LX. The Service Desk also

manages BCI's error account trading book. Service Desk personnel have access to all live order and execution details in LX. Service Desk personnel also have the ability to review post-trade order and execution information for transactions in LX. This visibility is necessary to confirm LX is operating in a manner consistent with the offering and to assist clients with any issues while trading.

SMAD AND PRODUCT DEVELOPMENT. SMAD is responsible for development, analytics and testing of Barclays' electronic products, including its algorithms and order router. Product Development is responsible for the development of new, and enhancements to existing, electronic trading products. Product Development is also responsible for compiling and analyzing statistics and metrics related to the ATS, including relating to Liquidity Profiling, described in Part III, Item 13. Both SMAD and Product Development have access on a post-execution basis to order and execution information in LX. The purpose of such access for SMAD is, among other things, for conducting execution quality analysis for clients as well as for monitoring for compliance with BCI's best execution obligations. Additionally, both SMAD and Product Development have access in order to analyze the potential for and implementation of product improvements.

ELECTRONIC SALES AND ORIGINATION: Electronic Sales and Origination personnel assist with sales coverage of clients and analysis related to client requests from both Subscribers to LX and other electronic clients of BCI. Electronic Sales and Origination personnel who cover clients that trade through a direct connection to LX have the ability to generate and provide LX direct Subscribers with post-trade reports of their activity in LX and the ability to review client activity on a post execution basis. Similarly, where a client places an order using Barclays' algorithms or order router (or asks Electronic Sales and Origination personnel to do so on their behalf), Electronic Sales and Origination personnel have the ability to monitor the orders and the resulting executions, including executions taking place in LX.

ELECTRONIC TRADING SENIOR MANAGEMENT. Senior management within the Electronic Trading Department are responsible for the operations of LX as well as the operations of the Electronic Trading Department as a whole. Electronic Trading Senior Management may have access to all of the information available to any member of the Electronic Trading Department. All members of the Barclays' Electronic Trading Department may also assist with the operation of LX by providing ideas for the design of LX.

CCO PRODUCT AND PLATFORM TEAM. The Product and Platform team, within the Chief Control Office, is a first line group responsible for assisting the Electronic Trading Department with the development and implementation of governance and control processes. The Product and Platform team, within the Chief Control Office, have access on a post-execution basis to order and execution information in LX. This visibility is necessary to confirm LX is operating in a manner consistent with the offering and to assist with the development and enforcement of governance controls.

EQUITIES QPS PERSONNEL. Barclays QPS business unit is a part of Barclays' broader prime brokerage offering. QPS offers electronic execution services (including use of Barclays' algorithms and order router) to Barclays' prime brokerage clients. Members of the QPS group can view the orders and executions of QPS covered Subscribers executing via the SubM product suite, whether they are targeting LX directly or entering orders through Barclays' algorithms or order router. Additionally, certain members of QPS responsible for conducting cost analysis have visibility of all order and execution information related to trading in LX for all Subscribers that utilize Barclays' algorithms or order router.

EQUITIES SALES AND TRADING. Barclays' Equities Sales and Trading personnel outside the Electronic Trading Department have

limited ability to view Subscriber confidential trading information.

EQUITIES SALES. Barclays Equities Sales who place and execute a client's order using Barclays' algorithms and order router (which may then place orders in LX as well as other venues) have the ability to monitor the orders and resulting executions. Equities Sales personnel do not otherwise have the ability to (1) view client electronic trading flow, unless a client specifically requests such coverage, or if a client otherwise authorizes visibility, or (2) view the trading flow of clients who route orders to LX through a direct connection.

EQUITIES TRADING. Barclays' Equities Trading Desks have the ability to execute a client's order using Barclays' algorithms and order router. When a trading desk places a client's order in Barclays' algorithms and order router, that desk as well as the client's sales coverage have the ability to monitor that individual order and resulting executions, including any executions in LX. Barclays' Equities Trading Desks managing the risk books of the firm do not otherwise have the ability to (1) view clients' electronic trading flow, unless a client authorizes visibility, e.g., through the use of a trading product or upon client consent; or (2) view the trading flow of clients who route orders to LX through a direct connection.

BARCLAYS SENIOR MANAGEMENT. On a post-execution basis, senior management of Barclays, BCI and the Equities business are able to view client electronic trading revenue, aggregate execution information and, where necessary, trade details. Additionally, certain senior management personnel may view order information in accordance with Barclays' internal controls and approval process.

TECHNOLOGY. Various technology-related groups within Barclays (including development teams within Barclays' "Build the Bank" or "BTB" group and application support teams within Barclays' "Run the Bank" or "RTB" group) are responsible for the technological implementation, operation and stability of all of Barclays' systems, including the systems of BCI. A dedicated subset of these groups serve as developers or network engineers for LX and are responsible for reviewing and testing LX's coding and network infrastructure to ensure stability and functionality. These dedicated groups have access to LX's real-time production environment. Accordingly, a small number of technology-oriented personnel have the ability to access Subscriber order and execution information.

BEST EXECUTION WORKING GROUP. BCI's Best Execution Working Group meets periodically to review execution and routing metrics of BCI and assess its compliance with its general duty of "best execution". BCI's Best Execution Working Group is comprised of senior members of the Electronic Trading Department, Equities Senior Management, Equities Sales Supervisors, Market Operational Rigour, Electronic Trading Compliance and Equities Legal. The Best Execution Working Group evaluates execution metrics across all Trading Centers to which Barclays routes orders, including LX. As a part of their review, members of the Best Execution Working Group will receive aggregate statistics related to execution and historic order details related to the routing of orders to LX, including volume statistics of transactions in LX over a trailing 12-month period. Members of the Best Execution Working Group do not receive information about live orders or specific client executions.

ATS GOVERNANCE FORUM. The ATS Governance Forum reviews the operation of LX, the effectiveness of LX's risk and control framework and the adequacy of client disclosures related to LX. The ATS Governance Forum also reviews LX's Liquidity Profiling framework and considers the appropriateness of any Overrides (each, as described in Part III, Item 13). The ATS Governance Forum is comprised of representatives from the Service Desk, Electronic Sales and Origination, Client On-boarding, Electronic Product

Development, Market Operational Rigour, Technology, Electronic Trading Compliance and Equities Legal. The ATS Governance Forum receives information on the Liquidity Profiling categories of specific Subscribers and may receive post trade execution information. The ATS Governance Forum uses this information in furtherance of its governance control and oversight purpose.

CONTROL FUNCTIONS. Personnel within Compliance, Audit, Risk, and Legal departments can service both the operations of LX and other business units of BCI or its Affiliates. Personnel within these groups are employed by Barclays Services Corporation or a foreign affiliate, not the Broker-dealer Operator. Personnel within these groups have the ability to view order information on a post-execution basis for surveillance, rule compliance and monitoring purposes. They also may request real-time order, execution and revenue information on an as needed basis.

OTHER GROUPS. Client Onboarding, Middle Office and Operations may also have access to Subscriber information. Client On-boarding is privy to information regarding Barclays' on-boarded Equities customers, which customers have access to Barclays' algorithms and order router and which customers have a direct connection to LX. While not considered confidential ~~subscriber~~ trading information, Middle Office and Operations personnel, including third-party service providers as further described in Part III, Item 22, have access to execution settlement information, including information relating to executions that took place in LX. The personnel mentioned above are not permitted to use the information they have access to for unauthorized purposes.

Part II, Item 7(a):

GENERAL BACKGROUND AND SCOPE OF SUBSCRIBER CONFIDENTIAL TRADING INFORMATION. The matching engine and associated gateways for LX hosted on Barclays' technology platform run on standalone hardware (i.e., server) that is not shared with any other Barclays trading venue (such as BARX Book, Barclays' single dealer platform) or other trading system (such as order management and trade capture systems). Similarly, the LX matching engine and associated gateways on the Ocean technology platform are on separate hardware from other systems hosted and/or operated by Ocean. The hardware for LX on the Barclays technology platform is housed in the same data center as other Barclays systems; Ocean's technology platform is housed in a different data center from Barclays' systems. All orders bound for LX, whether through the Barclays smart order router, the router component of Barclays' algorithms, or direct connection to LX, pass through the LX gateways hosted on Barclays' technology platform as the access point to LX; for symbols migrated to the OCEAN platform, Barclays will then send orders in those symbols to OCEAN. Barclays maintains physical restrictions, policies and procedures designed to safeguard the confidential trading information of Subscribers. Barclays considers Subscribers' identities, information relating to live orders, trading interests and executions in LX and post-execution information that Barclays reasonably believes contains evidence of a Subscriber's contemporaneous interests in the same or additional live orders and trading interests in LX (as well as data or analytics related to such post-execution information) to be confidential ~~subscriber~~ trading information. The foregoing notwithstanding, Barclays does not consider post-execution information to include information made public under reporting or regulation (e.g., information that is reported to the consolidated tape pursuant to FINRA trade reporting requirements), or information of an aggregated and anonymized nature (e.g., aggregated and anonymous execution statistics of the type reported on Barclays website (as described in Part III, Item 26) and the information disclosed as described in Part II, Item 7(b) below) to be confidential ~~subscriber~~ trading information. Barclays also does not consider

any post-execution information when used by its settlements, operations and middle office personnel in the ordinary course of their job functions to be confidential ~~subscriber~~ trading information. Barclays administers the ability to monitor client electronic trading flow through permission-based systems. BARCLAYS PERSONNEL WITH ACCESS TO SUBSCRIBER CONFIDENTIAL TRADING INFORMATION. Barclays does not have any personnel solely responsible for LX. The shared personnel described in response to Part II, Item 6(a) are the only Barclays personnel who have access to Subscriber confidential trading information. Barclays prohibits those personnel from sharing any Subscriber confidential trading information with persons not authorized to receive such information by policy. Violations of such policies are punishable under Barclays Compliance breach process and/or by dismissal from the firm. Barclays does not provide Subscriber confidential trading information to Barclays' business units or to Barclays' clients in furtherance of Barclays' principal trading activities. OCEAN PERSONNEL WITH ACCESS TO SUBSCRIBER CONFIDENTIAL TRADING INFORMATION. Certain Ocean and Nasdaq employees have access to Subscriber confidential trading information. Such employees include Ocean and Nasdaq staff from Compliance, Operations, Technology Development (including trading and surrounding systems), Product Management, and Business Management. OCEAN's policies and procedures (i) restrict which employees have access to Subscriber Confidential Trading Information, and (ii) implement information barriers that prohibit employees with Subscriber Confidential Trading Information from sharing such information in an unauthorized fashion, as well as (iii) impose personal trading limitations. The confidential trading information consists of information regarding individual orders and executions, names of Subscribers, and volume of orders in LX. Ocean's policies and procedures employ a three-pronged approach to permission access to LX. First, an employee must complete compliance training specific to the Ocean business unit. Second, an Ocean employee must request, and Ocean Compliance must approve, access to each specific system based on the employee's designated role and responsibilities. Third, once approved, the Ocean employee must complete Ocean's annual Compliance training. Ocean employees that have access to confidential trading information are subject to Ocean's "Information Barriers and Conflict Management Policies and Procedures. " Pursuant to these procedures, Ocean employees are prohibited from sharing Subscriber Confidential Trading Information with other employees (including at Nasdaq) who are not expressly authorized to receive such information. All Ocean employees are subject to Nasdaq's Global Trading Policy ("GTP"), which outlines all requirements and restrictions related to personal trading activity including holding periods, annual attestations, IPO restrictions and a prohibited list. Ocean employees are required to disclose personal investment and brokerage accounts, positions, and transactions. Nasdaq's Global Ethics Team monitors personal trade activities against the GTP. Ocean also conducts electronic communications reviews to identify policy violations including non-compliance with the above referenced policies and procedures. In addition to the foregoing, Ocean maintains written policies and procedures concerning unauthorized disclosures, which include escalation procedures for such incidents. Ocean is also obligated to notify BCI of any actual or suspected unauthorized access to confidential information, which includes Subscriber confidential trading information, in a timely manner. BCI has the right to audit Ocean's operation of LX, including Ocean's access to and use of Subscriber confidential trading information either through audits conducted by BCI's own audit team or by third-party auditors. Such audits may be conducted onsite or offsite. OTHER THIRD PARTY VENDOR ACCESS TO SUBSCRIBER CONFIDENTIAL TRADING INFORMATION. Barclays may, as needed for diagnostic and analytical purposes, provide Subscriber confidential trading information to third party vendors who provide services to LX and are subject to contractual non-

disclosure obligations. An example of this is a vendor who has developed software designed to report on latency within LX. SYSTEMS WITH ACCESS TO SUBSCRIBER CONFIDENTIAL TRADING INFORMATION. LX provides information to Barclays' order router and the order router component of Barclays' algorithms on a real time basis about Firm Orders (as described in Part III, Item 9(a)) posted to the LX order book. The order router and the order router component of Barclays' algorithms use the Firm Order information from LX solely to decide whether to route an order to LX. The information provided to the order router and the order router component of Barclays' algorithms contains aggregated buy and sell interest per symbol pegged to the current National Best Bid Offer ("NBBO"). LX does not provide any information to Barclays' order router or the order router component of Barclays' algorithms about Conditional Orders (as described in Part III, Item 9(a)). Barclays order router and Barclays' algorithms do, however, receive enhanced information about Conditional Invitations. In addition to the price, side and symbol of a potential match, which information is included in a Conditional Invitation message (as described in Part III, Item 9 above), the order router and Barclays' algorithms are informed of the size of the match (which is the smaller of the Conditional Order size and the potential contra side order size). LX does not provide client-specific information to the order router or the order router component of Barclays' algorithms. The order router and the order router component of Barclays' algorithms do not share any information they receive from LX with any other Barclays trading venue (such as BARX Book, Barclays' single dealer platform), trading system (such as order management and trade capture systems), desk or any third-party (other than personnel who require access to perform maintenance or to address technological, legal or compliance issues that may arise with LX or the router or the order router component of Barclays' algorithms). In addition, because Subscribers can direct Firm Orders or Conditional Orders s to the ATS through the order router and because the order router and/or the router component of Barclays' algorithms may decide to route Firm Orders or Conditional Orders to LX, the order router and/or the router component of Barclays' algorithms have information about these Firm Orders or Conditional Orders that are bound for LX. With respect to both Firm Orders and Conditional Orders routed to LX through or by the order router or the order component of Barclays algorithms, the order router and/or the router component of Barclays' algorithms, as the case may be, will have information relating to the identity of the Subscriber submitting the order, as well as the price, side, symbol, order type, whether the order is Conditional Eligible, and the order attributes and parameters described in Part III, Item 7. In addition, with respect to Conditional Orders and Firm-up Orders (as described in Part III, Item 9) routed to LX through or by the order router or the order component of Barclays algorithms, the order router and/or the router component of Barclays' algorithms, as the case may be, will have information relating to the additional features of those order types described in Part III, Item 9. The order router and the order router component of Barclays' algorithms do not generate indications of interest based on information from LX. Subscribers can opt out of having their Posted Order information included in the aggregated information provided to the order router and the order router component of Barclays' algorithms by contacting their Equities sales coverage, requesting such restriction through Barclays' online SPECS tool, or by emailing the Barclays Service Desk at LXService@barclays.com. Additionally, the order and execution management systems (including Barclays' algorithms and order router) used by Barclays' Electronic Trading Department and Equities Sales and Trading personnel described in response to Part II, Item 6(a) can transmit Subscribers' confidential trading information to the extent orders handled by any such person are routed to the ATS. These systems communicate information to Sales and Trading personnel that identifies the Trading Centers to which their clients' orders were routed and/or executed, including

LX. All Subscriber orders entering LX pass through the FIX interface. Barclays maintains multiple databases containing historical trading information, including information relating to transactions executed in LX. The Electronic Trading Department and Equities Sales may use this information to run queries and generate reports as described above. Legal, Compliance or other control functions may use this information to investigate historic trading activity or to respond to regulatory requests. Barclays employs various tools for real-time monitoring of LX. The Service Desk and RTB use these applications to research Subscriber's orders and executions and monitor the health of LX. SAFEGUARDING AND OVERSEEING SUBSCRIBER TRADING INFORMATION. Barclays restricts access to systems containing Subscriber confidential trading information by policies and procedures. These policies and procedures apply across all entities in the Barclays group. Access to LX, other relevant Barclays' systems and Subscriber trading information requires permissioned log-ons and/or physical access. Permissions are handled through Barclays' Request system or by way of separate supervisory and Compliance and/or Legal approval. Permissions logged in the Request system require supervisory and Compliance approval. In reviewing such access requests, a Supervisor considers factors including the person's current role and whether the person performs a function related to LX. A person's request will be denied if it is deemed unnecessary or inappropriate. Supervisors review all permissions logged in the Request system annually as part of Barclays' One Cert review process. Because of this certification process, permissions will be cut off if access is no longer required or appropriate. Additionally, Barclays automatically removes systems access as part of its Joiner/Mover/Leaver processes should a relevant person leave Barclays or change roles within the firm to a job function for which such access is unnecessary or inappropriate. SEPARATION. Barclays has information barriers to separate personnel and systems with access to Subscriber confidential trading information from those not permitted to access such information. Barclays also relies on information barriers to separate personnel and systems with access to different types of Subscriber confidential trading information. The Electronic Trading Department is situated in a different area on the Equities Trading floor from Equities Sales and Trading. The BTB and RTB Technology teams that service LX are on a different floor from the Barclays Equities Division. QPS is on a different floor from the Electronic Trading Department and the BTB and RTB Technology teams that service LX. FIRM-WIDE CONFIDENTIAL INFORMATION RESTRICTIONS. Barclays subjects all personnel to firm-wide policies restricting the use and disclosure of confidential information, including confidential information relating to information of Subscribers to LX. Additionally, Barclays' policies and procedures prohibit trading on material non-public information. Employees with access to Subscriber confidential trading information (as identified in Part II, Item 6) are provided additional training regarding the sensitivity of such information and limitations on permitted use. PERSONAL TRADING RESTRICTIONS. All Barclays' personnel are subject to firm-wide policies that control the trading of a person's account. Personnel are required to disclose all personal trading accounts, managed accounts and private investments held by themselves and their Connected Persons (e.g., spouse, domestic partner, children, etc.). The policy also requires personnel and their Connected Persons to disclose and receive prior approval for personal investments to prevent conflicts of interest and/or the misuse of material non-public information and non-public information. Additionally, Barclays' policy empowers it to suspend, restrict or rescind the ability of any Barclays personnel to conduct personal investment activity for failure to comply with the policy. The policy also requires specific holding periods for certain types of securities held by personnel. A failure to comply with such policies may result in discipline, including but not limited to a Compliance breach.

Barclays monitors compliance with such policy using reports that incorporate trading information received in connection with the approved accounts of Barclays personnel.

Part III, Item 13(a):

Barclays segments Subscribers both by a process called Liquidity Profiling and by Subscriber Type. Further, Barclays groups Subscribers by Subscriber Type into Tier 1 and Tier 2, which is used to determine Execution Priority as described in Party III, Item 11(c).

Subscribers have the ability to block interactions with other Subscribers based on the Liquidity Profiling or Subscriber Type categorizations (but not a combination of both) of those other Subscribers as described in Part III, Item 14(a). The use of Subscriber segmentation based blocking may reduce execution rates, either because a Subscriber may have chosen to suppress certain categories of flow or because a Subscriber is within a category of flow that has been suppressed by other Subscribers.

A. LIQUIDITY PROFILING. Barclays applies Liquidity Profiling categories to Subscribers that route Firm Orders (including Firm-up Orders described in Part III, Item 9) directly to LX when removing liquidity. Liquidity Profiling categories are based on one-second alpha, which is the midpoint-to-midpoint market movement over a one-second horizon, normalized by the daily average spread. Based on this metric, Barclays places Subscribers into one of three alpha categories: Low, Medium, and High (Low being the lowest alpha category and High being the highest alpha category). LX places orders routed to LX by Barclays' order router or Barclays' algorithms into the Low alpha category by default. This group of Subscribers includes clients that utilize Barclays' order router to send directed orders to LX, and Barclays' trading desks and Subscribers that utilize Barclays' algorithms and Barclays' order router. At least once a month, Barclays reviews the Liquidity Profiling categorizations of Subscribers that route directly to LX (excluding Barclays' order router and algorithms). That given month's review will be based on the full-month trading data from the prior calendar month. Barclays uses these results to reassess Subscriber categorizations and, if necessary, assign Subscribers into new Liquidity Profiling categories. Barclays retains discretion to override a Subscriber's Liquidity Profiling categorization and place that Subscriber into a higher alpha category than what would have been assigned based solely on the objective application of the liquidity profiling metric described above (an "Override"). Barclays reserves the right to Override a Subscriber to a higher alpha category intra-month if a review of that Subscriber's alpha metric warrants such Override in Barclays' discretion. Barclays may consider previous trading behavior when determining whether to apply an Override to a Subscriber's Liquidity Profiling categorization and may wait for additional data before changing a profile to a lower alpha category. Barclays does not discretionarily place Subscribers into lower alpha categories. Barclays may employ an Override when a Subscriber has a low volume of trading in the prior period, the Subscriber has exhibited unusual or inconsistent behavior for the prior period or such other reasons as Barclays deems relevant. Liquidity Profiling category changes, including Overrides, usually take effect within 24 hours of Barclays determining that such change is appropriate. Barclays provides details of the number of Subscribers that have been subject to an Override for the prior observation period on its website. Barclays assigns newly onboarded Subscribers into the Low alpha category. Those Subscribers are reassigned following the first monthly review should their trading activity during that first observation period place them into a

higher category. Note, some Subscribers may execute under multiple Subscriber identifiers (or acronyms) for different trading strategies, different groups within a firm or different means of accessing LX. Barclays evaluates each Subscriber identifier for Liquidity Profiling purposes and places them into the applicable category independently. As a result, a Subscriber may have multiple Liquidity Profiling categories associated with it.

B. SUBSCRIBER TYPE. Barclays categorizes Subscribers into one of the following ~~five~~four Subscriber types (each, a "Subscriber Type") (1) Barclays Institutional Clients & Client Algo/Router Users, comprised of institutional and broker-dealer clients that route orders to LX via Barclays' algorithms and/or order router and institutional clients (i.e., non-broker-dealer clients) that route orders directly to LX; (2) Broker-Dealers, comprised of third-party broker-dealers that route orders directly to LX on behalf of their clients, or on behalf of their clients and themselves; (3) Electronic Liquidity Providers ("ELPs"), comprised of third-party broker-dealers that route orders directly to LX solely on a principal basis and any other Subscribers that self-identify to BCI as an ELP; (4) Barclays Trading Desks, comprised of Barclays' client-facing trading desks and Affiliate trading desks executing in LX. Barclays uses its best efforts in placing Subscribers into a Subscriber Type based on publicly available information and information obtained by Barclays from the Subscriber. Subscribers in the Broker-Dealer group may have (and be executing in LX for) underlying clients that are institutional clients, ELP clients or other Broker-Dealer clients. Barclays does not categorize based on the Broker-Dealer's underlying clients, unless Barclays has a direct relationship with a Broker-Dealer's underlying client, as that client will be on-boarded with Barclays directly and will be categorized accordingly. Additionally, some Subscribers may execute under multiple Subscriber identifiers (or acronyms), e.g., for different trading strategies, different groups within a firm or different means of accessing LX. Barclays evaluates each Subscriber identifier for the purposes of Subscriber Type categorization and places them into the applicable Subscriber Type independently. As a result, some Subscribers may have multiple Subscriber Types associated with it. For example, a Broker-Dealer that comes into LX both with a direct connection as well as via Barclays' algorithms would be classified as a Broker-Dealer for the transactions that come in directly and would be placed in the Barclays Institutional Clients & Client Algo/Router Users group when utilizing Barclays' algorithms. Barclays does not override any Subscriber Type determinations.

C. SUBSCRIBER TIERING. As described in Part III, Item 11(c), Barclays places Subscribers into Tiers that are used to determine the Execution Priority of Posted Orders. Tier 1 consists of orders from Barclays Institutional Clients & Client Algo/Router Users. Tier 2 consists of orders from all other Subscribers including Broker-Dealers, Electronic Liquidity Providers, and Barclays Trading Desks. Because Barclays does not override any Subscriber Type determinations, Tiering is not subject to override.